July 6, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Sharon Virga, Senior Staff Accountant
Division of Corporate Finance

Dean Suehiro, Senior Staff Accountant
Division of Corporate Finance

Re:	MCI, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
Commission File Number 001-10415

Dear Ms. Virga and Mr. Suehiro:

Thank you for taking the time to talk to us this past Wednesday and we appreciate this opportunity to set out our position in writing. As you know, we are asking the Staff to make an accommodation and accept MCI’s presentation of certain financial information required by paragraph 32 of the AICPA’s Statement of Position No. 90-7 (“SOP 90-7”) on an unaudited, rather than on an audited, basis. Pursuant to paragraph 32 of SOP 90-7, any financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings must include a footnote including condensed combined financial information for the entities in reorganization proceedings. The specific financial information is included in Note 24 of the consolidated financial statements forming a part of MCI’s Annual Report on Form 10-K for 2004. As set out in more detail below, we are unable to obtain an audit of this information. We believe that the information required by SOP 90-7 is clearly not material to the consolidated financial statements presentation and therefore request that the Staff accept the current unaudited presentation.

Background

MCI is the successor to Worldcom, Inc. On June 25, 2002, WorldCom announced that, as a result of an internal audit of its capital expenditure accounting, it was determined that its previously issued consolidated financial statements had not been prepared in accordance with accounting principles generally accepted in the United States. On July 21, 2002, WorldCom and substantially all of its U.S. subsidiaries filed voluntary petitions for relief in the U.S. Bankruptcy Court for the Southern District of New York under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. On April 20, 2004, WorldCom’s plan of reorganization was consummated and WorldCom emerged from bankruptcy. On the emergence date, WorldCom merged with and into MCI whereby the separate existence of WorldCom ceased and MCI became the surviving company.

As a result of the identification of improper accounting, the Company undertook a comprehensive review during the bankruptcy proceedings that took a period in excess of one year and required thousands of man-hours and millions of dollars of outside professional and audit fees. In 2004, WorldCom restated its consolidated financial statements for the fiscal years ended December 31, 2000 and 2001 and issued its consolidated financial statements for 2002; shortly thereafter its 2003 consolidated financial statements were also issued. As further explained below, the restatement and the preparation of these consolidated financial statements were done on a consolidated entity basis and could not be done on a legal entity basis.

In connection with the Company’s emergence from bankruptcy, the Company’s management engaged in numerous conversations and correspondence with the Staff of the Division of Corporation Finance and the Division of Enforcement with respect to the Company’s compliance with its reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As part of these conversations, the Company explained to the Staff its restatement process and why it would be unable to comply with certain Exchange Act requirements. Among the requests that the Company made was permission to omit earnings per share information, which the Company was unable to provide as a result of the existence of tracking stock prior to the bankruptcy filing and its inability to reconstruct financial information on a less than consolidated basis. The Commission accepted the Company’s proposal to omit earnings per share data.1

[1]	The Company did not make a specific request of the Staff at such time to obtain the Staff’s concurrence to the presentation included in Note 24 on an unaudited basis. Instead, the Company determined that failure to provide the information set out in Note 24 on an audited basis, or, indeed, failure to provide it at all, would not cause the consolidated financial statements not to be fairly presented in all material respects in accordance with GAAP. KPMG LLP, the Company’s independent auditor, concurred with this determination and delivered an audit opinion that did not take an exception with respect to this footnote.

The information in Note 24 is not material to any reasonable investor

The information contained in Note 24 is required under paragraph 32 of SOP 90-7 for companies in bankruptcy to provide investors with information regarding the operations of the debtors. The Company emerged from bankruptcy during 2004 and applied fresh-start reporting as of December 31, 2003, effectively eliminating the debtor companies for accounting purposes. As such, no combined debtor statement of financial position is presented as of December 31, 2003 and no combined debtor statement of operations is presented for the year ended December 31, 2004. Instead, Note 24 only includes combined debtor statements of operations information for 2002 and 2003.

As a result of the staleness of the information and the fact the Company is no longer a debtor, having emerged from bankruptcy over a year ago, and having applied fresh-start reporting as of December 31, 2003, we believe the information in Note 24 is not relevant and not meaningful to our investors. We are unable to identify any value that a reasonable investor would attribute to the relative allocation, between entities that did or did not file bankruptcy, of the Company’s operating results in 2002 or 2003, and do not believe this information has or would have any impact on the mix of information available about the Company.

Performance of an audit of the information in Note 24 as contemplated by SOP 90-7 would be impossible

The Company spent over 18 months and millions of dollars preparing a restatement that was done on a consolidated basis. As disclosed in our Annual Report on Form 10-K for 2004, we continue to have a material weakness in our internal control over financial reporting (under Sarbanes-Oxley section 404) due, in part, to lack of reliable separate legal entity accounting records. In preparing the restatement, our accounting staff expended significant time and resources in an attempt to identify transactions and records on a legal entity basis. During the restatement, over a million restatement entries were recorded. Although these entries were recorded where the original entry resided in the accounting ledger, no verification was made that the restated amount in fact should belong to the legal entity to which it was originally recorded. Thus, while we were able to identify debtor and non-debtor legal entities through extensive work over a 4-month period, the underlying accounting records do not exist to support that the transaction data in the accounting ledger is truly attributable to the specific legal entity where it resides. An audit would require examination of detailed transactions to insure accuracy by legal entity and that level of detail does not exist.

Extensive internal and external cost would be incurred if we needed to review transaction detail for its accurate legal entity and reconstruct certain accounting transactions. Regardless of the cost, however, this could not be accomplished in many cases, as no supporting accounting trail by legal entity exists. We respectfully submit that this could never be accomplished in the manner specifically defined by SOP 90-7. Additionally, any variation of an audit approach that did not include legal entity transaction detail would lead to a variance from the originally reported amounts that would be unexplainable and most likely, not produce results more accurate than those currently reported.

While the information presented in Note 24 is not auditable as contemplated by SOP 90-7, we believe that the inclusion of Note 24 does not render the Company’s consolidated financial statements or the Company’s Form 10-K materially misleading in any manner. Management took certain steps to provide assurances about the accuracy of the information:

•	As noted above, the Company invested four months of effort to diligently identify company codes in the accounting records by debtor or non-debtor.

•	A large portion of revenues and expenses of non-debtor entities were effectively conveyed to debtor entities through transfer pricing agreements. These agreements between some of the Company’s foreign subsidiaries (non-debtors) and a domestic subsidiary (debtor), effectively transfer revenues and certain expenses from the foreign subsidiaries to a domestic subsidiary. As such, the revenues and expenses included in these condensed combined statements eliminates some of the legal entity issues since a portion of the non-debtor revenues and expenses are accumulated by the debtors regardless of where they reside in the accounting ledger.

•	Significant non-debtor consolidated entities such as Digex and Embratel could be specifically identified and were excluded as non-debtor revenues and expenses.

•	Because the parent company was a debtor, all the non-debtor entities were included in the debtor financial information on an equity method basis, ensuring that the net income (loss) of the condensed combined statements corresponded to the audited consolidated financial statements. Thus, since these statements are on the equity method of accounting, any differences in amounts for revenues or expenses would be limited to a few line items on the statements and would have zero effect on net income (loss) in the total condensed combined statements of operations. In addition, certain captions of the statement of operations are specifically attributable to the debtors or were appropriately reported on the statement of operations, such as reorganization items, discontinued operations, cumulative effects of changes in accounting principles and distributions on preferred securities.

In addition to these factors, the Company also took into account the immateriality of the information presented. We therefore believe that the disclosure as presented in the 2004 Form 10-K is not misleading in any material respect as a result of the limitations on our ability to verify and audit the information included in Note 24.

Conclusion

The Company believes that the information in Note 24 is not meaningful to investors and an audit as required by SOP 90-7 could not be accomplished. Accordingly, we respectfully request that the Staff agree to our presentation of this information on an unaudited basis.

Please contact me at (703) 886-5921 after you have had an opportunity to review this letter.

Sincerely,

/S/ ROBERT T. BLAKELY
Robert T. Blakely Executive Vice President, Chief Financial Officer

cc:    Farrell Malone (KPMG LLP)

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